

October 22, 2013

Lock Sen Yow
Chief Executive Officer
Smartag International, Inc.
1328 West Balboa Boulevard, Suite C
Newport Beach, California 92661

> **Re:** **Smartag International, Inc.**
> **Current Report on Form 8-K**
> **Filed September 23, 2013**
> **File No. 0-53792**

Dear Mr. Yow:

We have reviewed your response dated October 11, 2013 and have the following comment.

Please respond to this letter by amending your filing as requested. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to this comments, we may have additional comments.

1. We note your response to our prior comment letter dated September 27, 2013. However, we are unable to agree with your conclusion that Smartag International Inc. is no longer a shell company. Despite the activities you describe, such as pursuing contracts, it appears that the company continues to fall within the definition of a shell company under Rule 405. Please amend your Form 8-K to indicate that you continue to be a shell company. As noted previously, this includes revising your disclosure on page 35 to remove the Item 5.06, Change in Shell Company Status disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director